UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CLIFF ROCK RESOURCES CORP.

(Name of Issuer)

COMMON STOCK ($0.001 PAR VALUE PER SHARE)
(Title of Class of Securities)

18683E 105
 (CUSIP Number)

Cunningham Peterson Sharbanee Securities PTY LTD
PO Box Z5467
St. George TCE
Perth, WA 6831, Australia
Phone +6-189-223-2201
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 18683E 105

1	NAMES OF REPORTING PERSONS: Cunningham Peterson Sharbanee Securities PTY LTD

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Subject Company (SC)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Australia

	7	SOLE VOTING POWER:

NUMBER OF		4,940,892

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,940,892

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,940,892

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

SCHEDULE 13D

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Cliff Rock Resources Corp, a Nevada Corporation (the “Issuer”).  The principal executive office of the Issuer is located at L1, 414 Scarborough Beach Road, Osborne Park, WA 6017, Australia.

Item 2. Identity and Background.

(a)-(c) and (f). This Schedule 13D is filed by Cunningham Peterson Sharbanee Securities PTY LTD , with address at PO Box Z5467, St. George TCE, Perth, WA 6831, Australia (the “Reporting Party”).  The Reporting Party is a Trust organized under the laws of Australia.

(d) and (e).  During the last five years, the Reporting Party has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

N/A

Item 4. Purpose of Transaction.

The purpose of the purchase in the shares of Cliff Rock Resources Corp by the Reporting Party is solely for investment purposes.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Party has no present plan or proposal that would relate to or result in any of the matters set forth below:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)    The Reporting Person owns 4,940,892 shares of the Issuer’s common stock issued and outstanding as of June 21, 2010, or approximately 5.86%.

(b)    Tony Cunningham has the sole power to vote and to dispose or direct the disposition of all of the shares of the Issuer's common stock held by the Reporting Person.

(c)    N/A

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Cliff Rock common stock.

(e)    N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to securities of the Issuer

N/A

Item 7.  Material to be Filed as Exhibits.

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2010

CUNNINGHAM PETERSON SHARBANEE SECURITIES PTY LTD

By:	/s/ Tony Cunningham
Name:	Tony Cunningham
Title:	Director